

LAST CALL FOR REDEMPTION, LLC

REVIEWED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED FEBRUARY 28, 2026

Prepared Under Generally Accepted Accounting Principles (GAAP)

CONTENTS

Independent Accountants' Review Report

To the Board of Director and Shareholder's
Of Last Call For Redemption, LLC.

To Whom It May Concern

We have reviewed the accompanying financial statements of Last Call For Redemption, LLC, which comprise the related statement of balance sheet as of February 28, 2026, along with the related statement of profit & loss, statement of cash flows, general ledger report, and bank transactions for the period extending from January 01, 2026 to February 28, 2026. A review includes primarily applying analytical procedure to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance to the Generally Acceptable Accounting Principle accepted in the United States of America. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the reviews in accordance with statements on standards for accounting and review services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures on obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Review Statement

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United State of America.

Other Reporting Requirements

In accordance to the above, we have also issued our report dated **March 05, 2026** on our consideration of Last Call For Redemption, LLC, internal control over financial reporting and on our tests of its compliance with certain provisions. The purpose of that report is to describe the scope of our testing of internal control over financial reporting and compliance and the results of that testing, and not to provide an opinion on internal control over financial reporting or on compliance. That report is an integral part of a financial review performed in accordance with the GAAP standard, in considering Last Call For Redemption, LLC, with internal control over financial reporting and compliance.

Mazen Alakkad
Certified Public Accountant
Lic# 09233
Dated: March 05, 2026

LAST CALL FOR REDEMPTION, LLC
BALANCE SHEET
AS OF FEBRUARY 28, 2026

	FY-2026
	$
ASSETS	
CURRENT ASSETS	
CASH IN HAND AND BANK	6,500
TOTAL CURRENT ASSETS	6,500
TOTAL ASSETS	**6,500**
LIABILITIES AND EQUITY	
CURRENT LIABILITIES	
OTHER LIABILITIES	-
TOTAL CURRENT LIABILITIES	-
EQUITY	
SHAREHOLDERS' EQUITY	12,500
RETAINED EARNINGS	-
NET INCOME/ (LOSS) FOR THE YEAR	(6,000)
TOTAL EQUITY	6,500
TOTAL LIABILITIES AND EQUITY	**6,500**

LAST CALL FOR REDEMPTION, LLC
STATEMENT OF PROFIT & LOSS
FOR THE PERIOD ENDED FEBRUARY 28, 2026

	FY-2026
	$
REVENUE/ INCOME	
Services	-
Total Revenue/ Income	**-**
ADMINISTRATIVE GENERAL & SELLING EXPENSES	
Legal Fee	2,500
Misc Expense	3,500
Total Administrative and General Expenses	**6,000**
Operating Profit / (Loss) After Tax	**(6,000)**
Net Profit / (Loss)	**(6,000)**

LAST CALL FOR REDEMPTION, LLC
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE PERIOD ENDED FEBRUARY 28, 2026

	FY-2026
	$
	Shareholder's Equity
Balance at January 01, 2026	-
Shareholders' Equity	12,500
Net Income/ (Loss) For The Period	(6,000)
Balance at February 28, 2026	**6,500**

LAST CALL FOR REDEMPTION, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED FEBRUARY 28, 2026

	FY-2026 $
CASH FLOW FROM OPERATING ACTIVITIES	
Net increase/decrease in from operations activity	(6,000)
Adjustments to reconcile net increase in net assets resulting from operations to net cash used in operating activities	
Net increase/ decrease in working capital	-
	-
Cash generated from / (used in) operations	(6,000)
Net Cash Flow from / (used in) Operating Activities	(6,000)
CASH FLOW FROM INVESTING ACTIVITIES	
Purchase/Sale of fixed assets	-
Net Cash Flow (used in) Investing Activities	-
CASH FLOW FROM FINANCING ACTIVITIES	
Opening Equity	12,500
Net Cash Flow from Financing Activities	12,500
Net Increase/(Decrease) in Cash and Cash Equivalents	6,500
Cash and Cash Equivalents at the Beginning of the Year	-
Cash and Cash Equivalents at the End of the Year	6,500

Last Call For Redemption, LLC.

Notes to the Financial Statements
For the Year Ended February 28, 2026

NOTE I - ORGANIZATION

Last Call for Redemption, LLC is an independent film production formed to develop, finance, produce, and distribute motion picture content. The production focuses on character-driven, independent material to be produced under a lean business model.Its strategy includes raising capital directly from investors and audiences through crowdfunding and other alternative financing methods.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The Last Call For Redemption, LLC financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") through the Accounting Standards Codification ("ASC") as the authoritative source in the preparation of financial statements. All balances are expressed in United States dollars ("USD" or "U.S. dollars"), the Company's functional currency. The financial statements include the operations, assets, and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, necessary to fairly present the accompanying financial statements.

Account Receivable: Account receivables are stated at the amount management expects to collect for balances outstanding at period end. Management closely monitors outstanding account receivable and charges off to expense any balances that are determined to be uncollectable. Based on management's assessments of the credit history with customers having outstanding balances and current relationships with them, they have concluded that realization losses on balances outstanding at period end will be immaterial. Accordingly, there was no allowance for doubtful accounts. Bad debt expense was $0 for the interim period ended February 28, 2026.

Use of Estimates: The preparation of financial statements in conformity with accounting with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from the estimates.

Advertisement: The Company follows the policy of charging the costs of advertising to expense as incurred.

Impairment of Long-Lived Assets: The Organization reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate to the carrying amount. If the operation is determined to be unable to recover the carrying amount of its assets, then assets are written down first, followed by other long-lived assets of the operation to fair value. Fair value is determined based on discounted cash flows or appraised values, depending on the nature of the assets. As of February 28, 2026, there were no impairment losses recognized for long-lived assets.

Property and Equipment: The Company values its investment in property and equipment at cost less accumulated depreciation. Depreciation is provided for using the straight-line method over the estimated service life of the assets being depreciated.

Judgment and Estimates: The organization reviews the rates of depreciation, useful lives, residual values and values of assets for possible impairment on an annual basis. Any change in the estimates in future years might affect the carrying amounts of the respective items of property and equipment with a corresponding effect on the depreciation charge and impairment.

Cash and Cash Equivalent: Cash consist of cash in hand or deposit with the bank till February 28, 2026.

Investing Activities: Investing activities include making and collecting loans, purchasing and selling debt or equity instruments of other reporting entities, and acquiring and disposing of property, plant, and equipment and other productive assets used in the production of goods or services.

Financing Activities: Financing activities include borrowing money and repaying or settling the obligation, and obtaining equity from owners and providing owners with a return on, or return of, their investment.

Warranty Reserve: The product contracts entered into generally provide a one to two-year product warranty to customers from the date of shipment. The Company currently estimate the cost of satisfying warranty claims based on analysis of past experience and provide for future claims in the period the revenue is recognized.

Provisions: Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting year, taking into account the risks and uncertainties surrounding the obligation.

Income Taxes: For U.S. federal income tax purposes, taxes related to income earned by the company represent obligations of the individual partners and members and have not been reflected in the statement of financial condition. The stockholder is taxed on their proportionate share of the Company's taxable income. Accordingly, no provisions or liability for income taxes are included in these financial statements. The Company recognizes interest and penalties as operating expenses in the year they are incurred.

State income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus defended taxes related to differences between the financial and income tax bases of assets and liabilities. The deafened tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company accounts for uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). No amounts have been recognized or disclosed related to uncertain tax positions. The Company would record interest expense and penalties related to uncertain tax positions as interest expense and other operating expense, respectively.

NOTE 3 – FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

NOTE 4 – CORRESPONDING FIGURES

Corresponding figures have been re-arranged, wherever necessary, to facilitate better comparison. However, no rearrangements / reclassifications have been made in these financial statements during the year.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company has no commitments and contingencies as of the year ended February 28, 2026.

NOTE 6 - SUBSEQUENT EVENTS

The management has performed an analysis of the activities and transactions subsequent to February 28, 2026 to determine the need for any adjustments to and/or disclosures within the financial statements as of and for the period ended February 28, 2026. The management has performed such analysis through March 2, 2026, the date the financial statements were available to be issued.